DLA Piper Rudnick Gray Cary US LLP
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Boston, MA 0210
T 617.406.6000
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W www.dlapiper.com

Paul M. McDermott
paul.mcdermott@dlapiper.com
T 617.406.6054 F 617.406.6154
February 7, 2006
VIA HAND DELIVERY
Mr. Chauncey Martin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561CF/AD3
Washington, D.C. 20549

Re:	Visicu, Inc.
Registration Statement on Form S-1
SEC File No. 333-129989

Dear Mr. Martin:
     As you know, we are representing Visicu, Inc. (the “Company”) in connection with the proposed initial public offering of shares of its common stock pursuant to a registration statement on Form S-1 (as amended, the “Registration Statement”).
     We received the comment letter provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed January 19, 2006 (File No. 333-129989) (“Amendment No. 1”), as set forth in the letter from Assistant Director Barbara Jacobs to Frank T. Sample of the Company dated February 3, 2006 (the “February 3 Comment Letter”). We note that Comment Nos. 9 through 13 contained in the February 3 Comment Letter directly or indirectly relate to the fair value of the Company’s common stock in connection with certain option grants that the Company has made. The Company desires to work with the Staff to address the matters covered in Comment Nos. 9 through 13 of the February 3 Comment Letter as promptly as possible, and to make its representatives available to engage in follow-up discussions with the Staff as needed to ensure the prompt and satisfactory resolution of those matters. To that end, the Company believes that it would be advisable to respond to you supplementally with respect to its responses to Comment Nos. 9 through 13 in advance of filing an amendment to its Registration Statement containing the Company’s year-end 2005 financial statements. The Company expects to file its year-end 2005 financial statements in an amendment to the Registration Statement promptly following the resolution of these matters.
Serving clients globally

Mr. Chauncey Martin
February 7, 2006

          For reference purposes, the text of Comment Nos. 9 through 13 has been reproduced herein (in bold) with the Company’s responses below each numbered comment. Under separate correspondence, we are providing you with copies of the reports of the Company’s independent valuation specialist, Hooke Associates, LLC (“Hooke Associates”), that are discussed in the Company’s responses to Comment Nos. 10 and 11 below.
9.	Staff Comment: We have reviewed your response to comment 47 of our letter dated December 23, 2005. Your disclosure on page 32 indicates that in connection with the preparation of your 2004 audited financial statements you concluded that you were no longer an early stage business and that “accordingly, the valuation of [your] common stock was more complex and required independent appraisals” and “as a result, [you] engaged an independent appraiser.” This type of reference appears consistent with those contemplated by Rule 436(b) of Regulation C. We reissue comment 47 in its entirety. As previously requested, if you continue to refer to an independent appraisal, you must identify in your disclosure this valuation specialist and include the expert’s consent. Also, refer to footnote 60 to paragraph 179(c) to the AICPA Practice Aid on the Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
Company Response: In response to the Staff’s comment, the Company advises that it has recently obtained the agreement of Hooke Associates, the independent valuation specialist used by the Company to conduct the referenced retrospective and contemporaneous valuations, to provide its consent to being named in the Prospectus as the Company’s independent valuation specialist and to the summaries of and other references to its appraisal reports in the Prospectus. As a result, the Company plans to revise its disclosure in the Stock-Based Compensation section of the Prospectus to identify Hooke Associates by name, and to file Hooke Associates’ consent as an exhibit to the Registration Statement through a subsequent amendment.
10.	Staff Comment: Please provide us with sufficient objective support for the amounts by which you have discounted your valuations for lack of marketability and the potential impact of litigation. Reconcile the statements made in your contingency section regarding the litigation against you to the 30 percent and 15 percent discounts you took relative to the same litigation.
Company Response: In response to the Staff’s comment, the Company advises that the valuation specialist cited the findings of numerous studies in determining the discount for marketability. For example, please see the discussion on page 27 of the valuation specialist’s report with respect to the fair market value of the Company’s common stock on October 3, 2005. The Company notes that the first study cited was conducted by Professor William Silber of New York University that identifies two clusters of discounts for unregistered placements in public companies; the larger company median discount was 14.1% while the smaller company median discount was 53.9%. The Company further notes that the second study cited was based on John Emory’s repeated tabulations of new issue prospectuses covering the period from May 1997 to 2000 that found 52% to be the median discount applied for private option grants and sale transactions in pre-public companies during the five months before their initial public offering. Lastly, the Company notes that the valuation specialist cited a follow-up study of “dot.com”

Mr. Chauncey Martin
February 7, 2006

initial public offerings that indicated a mean discount of 54% in private option grants and sale transactions within six months of the initial public offering. As a result, the Company’s valuation specialist began using a 40% discount rate to the market approach valuation in the retrospective valuations performed, which was subsequently reduced to 30% in the contemporaneous valuation performed for the fourth quarter of 2005 and further reduced to 25% in the contemporaneous valuation performed for the first quarter of 2006 as the Company progressed towards its initial public offering.
As for the discount for the litigation between the Company and Cerner Corporation, the Company notes that the valuation specialist first applied a 30% discount to the retrospective valuation performed for the first quarter of 2005. Please see page 27 of the valuation specialist’s report with respect to the retrospective valuation of the Company’s common stock. The valuation specialist noted that the lawsuit had recently been filed within the previous two months, and that there was a significant amount of uncertainty as to the merits of Cerner’s arguments and the impact to the Company in the marketplace arising from the litigation. The valuation specialist examined the impact of unproven allegations in major litigation by reviewing the stock price performance of Merck subsequent to the Vioxx announcement relating to the drug’s possible role in heart problems. The valuation specialist noted that immediately after the announcement, Merck’s stock price declined by 40% and the price fluctuated around the reduced level for the ensuing 11 months. As a result, the valuation specialist determined that a 30% discount was reasonable. In the retrospective valuation performed for the second quarter of 2005, the valuation specialist noted that the Company and its counsel had a better understanding of the alleged allegations and associated issues and had some experience in the marketplace in dealing with the litigation. The Company notes that the valuation specialist concluded that while the litigation remained a drag on resources and a potential hindrance to sales in the marketplace, the indication was that the litigation discount could be reduced to 15%. The Company notes the litigation discount remained at 15% until the contemporaneous valuation report performed for the first quarter of 2006. The Company advises that the valuation specialist noted that the implied threat of the Cerner lawsuit had further decreased given the Company’s filing of the prospectus for a public offering and Morgan Stanley’s intended underwriting; however, due to the litigation’s continued drag on resources in terms of management time and ongoing defense legal costs, in addition to the impact to the sales in the marketplace, the valuation specialist noted that a reduced discount of 5% remained appropriate.
As stated in footnote 10 to the Company’s financial statements at and for the nine months ended September 30, 2005, the Company notes that an unfavorable outcome from the Cerner litigation could adversely affect its business and financial results. The Company submits that this statement indicates that there is a risk to the Company’s value, and, as such, it is reasonable to impute a discount to be applied to the value for this risk. In footnote 10, the Company further notes that it is unable to predict the outcome of these proceedings or to quantify any effect that they might have on its liquidity, financial position or business. As a result, no loss contingency has been recorded in the financial statements at and for the nine months ended September 30, 2005, and no loss contingency will be recorded in the Company’s financial statements at and for the year ended December 31, 2005.

Mr. Chauncey Martin
February 7, 2006

11.	Staff Comment: Reconcile and explain the differences between the fair values of the underlying common stock at each contemporaneous valuation date, including the difference between the most recent fair value and the midpoint of your offering range, which we understand to be $11 to $13. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
Company Response: In response to this comment, the Company submits that, in accordance with the accounting and disclosure provisions of the AICPA Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “Practice Aid”), it has provided comprehensive disclosure in the Critical Accounting Policies Stock-Based Compensation section of the prospectus, including disclosure regarding each of the retrospective and contemporaneous valuations performed by the independent valuation specialist. The Company notes that because it will include audited financial statements for the year-ended December 31, 2005 in a subsequent amendment to the Registration Statement, the disclosure will be further enhanced to include the most recent contemporaneous valuation performed in January 2006, which resulted in an estimate of fair value of the Company’s common stock of $5.67 per share. The Company has enclosed a draft of the updated Stock-Based Compensation disclosure that the Company expects to include in the subsequent amendment to its Registration Statement that includes the year-end 2005 financial statements as Attachment A hereto.
As noted in the Company’s disclosure, in connection with the preparation of the Company’s 2004 audited financial statements, the Company concluded that because of significant improvements in its operating results, as indicated by growth in the number of customers, revenue backlog and cash flow from operations, the Company was no longer considered an early stage business. The Company submits that the valuation of its common stock was more complex and required independent appraisals. As a result, the Company engaged an independent valuation specialist in August 2005 to prepare retrospective valuations of its common stock for all options granted from January 1, 2004 through June 30, 2005 for the purposes of accounting for employee stock-based compensation. In addition, in connection with the preparation of the 2005 financial statements, the Company engaged the independent valuation specialist to perform contemporaneous valuations for stock options on a quarterly basis for periods commencing after June 30, 2005.
In Comment No. 11 in the February 3 Comment Letter, the Staff has requested that the Company reconcile and explain the differences between the fair values of the common stock at each contemporaneous valuation date, including the difference between the most recent fair value (which was performed in January 2006, with a resulting valuation of $5.67 per share) and the midpoint of the $11 to $13 offering range, or $12 per share. The Company has had three contemporaneous valuation reports prepared as follows: a report with respect to the fair market value of the Company’s common stock as of July 1, 2005 (the “Q3 2005 Report”); a report with respect to the fair market value of the Company’s common stock on October 3, 2005 (the “4Q 2005 Report”); and a report with respect to the fair market value of the Company’s common stock on January 9, 2006 (the “1Q 2006 Report”).

Mr. Chauncey Martin
February 7, 2006

The Company submits that in assessing the fair value of the shares of common stock underlying the equity awards granted, the valuation specialist prepared the appraisals in compliance with the Practice Aid, and considered a combination of the market and transaction approaches consistent with the Practice Aid. The assumptions used by the valuation specialist involve a significant degree of complexity and judgment. These assumptions included:
•	the Company’s actual operating performance;

•	the Company’s projected operating performance;

•	significant events in the Company’s history;

•	issuances of the Company’s preferred stock, including the prices and superior rights and preferences to the common stock at the time of issuance;

•	risks, including litigation surrounding the Company’s patents, and the non-liquid nature of the common stock; and

•	trends and comparable valuations in the broad market for privately-held and publicly-traded technology and healthcare companies, and the likelihood of a liquidity event, such as an initial public offering.
The Company notes that in the Q3 2005 Report, the valuation specialist contemporaneously valued the Company’s common stock in connection with options that the Company granted commencing in the third quarter of 2005. The valuation specialist determined that the estimated fair value of the Company’s common stock on July 1, 2005 was $2.01 per share. The Company submits that the increase in value between the value of the last retrospective valuation performed in the second quarter of 2005 of $1.90 per share and the contemporaneous valuation conducted in the third quarter of 2005 is principally related to improvements in the Company’s operating results as evidenced by the acquisition of additional customers and improvements in the sequential quarter-to-quarter financial results, and to increases in comparable public company and transaction multiples.
The Company notes that in the Q4 2005 Report, the valuation specialist contemporaneously valued the Company’s common stock in connection with options we granted commencing in the fourth quarter of 2005. The valuation specialist determined that the estimated fair value of the Company’s common stock on October 3, 2005 was $3.00 per share. The Company submits that the increase in value from the third quarter appraisal of $2.01 per share is principally related to continued improvements in the Company’s operating results as evidenced by the acquisition of additional customers and improvements in sequential quarter-to-quarter financial results, including the third quarter results in which we recorded income from operations for the first time in the Company’s operating history, to increases in comparable guideline company valuations, and the reduction in the discount rate due to the lack of marketability of the Company’s stock as a private company from 40% to 30%.

Mr. Chauncey Martin
February 7, 2006

The Company notes that in the Q1 2006 Report, the valuation specialist contemporaneously valued the Company’s common stock in connection with options we granted commencing in the first quarter of 2006. The valuation specialist determined that the estimated fair value of the Company’s common stock on January 9, 2006 was $5.67 per share. The Company submits that the increase in value from the fourth quarter appraisal of $3.00 per share was principally related to continued improvements in the Company’s operating results, including the payment of a cash dividend to the Company’s shareholders, to an increased weighting placed on 2006 projected results as the Company completed 2005 and entered into 2006, to an increase in 2005 actual and 2006 projected free cash flow due to continued improvements in the Company’s operating results, to the inclusion of a new valuation factor based on the Company’s anticipated price range in the public offering, to the reduction of the Company’s discount rate attributable to the lack of marketability of the Company’s stock as a private company to 25%, and to the reduction of the discount attributable to the litigation to 5%. The Company notes that the discount rates were reduced based on the Company’s progress toward preparing for the initial public offering of the Company’s common stock.
The Company wishes to emphasize that the valuation specialist’s retrospective and contemporaneous valuations were prepared in compliance with the Practice Aid as well as other cited well-accepted appraisal methodologies. The Company submits that there are four primary differences between the Company’s valuation specialist’s estimate of the fair value of the Company’s common stock in the most recent contemporaneous appraisal of $5.67 per share, as determined in accordance with the Practice Aid, and the mid-point of the anticipated price range of $12.00 per share.
First, the Company notes that in applying the market approach, the Company’s valuation specialist used a combination of public guideline company multiples and acquisition transaction multiples. In contrast, the underwriters used a market approach using only public guideline company multiples to establish the offering price range. The Company submits that the market approach using only public guideline company multiples results in a higher valuation because the acquisition transaction multiples used are lower than the guideline public company multiples. The Company points out that in the Q1 2006 Report (see page 28), the valuation specialist weighted the market approach using public guideline company multiples 65% and the market approach using acquisition transaction multiples 35%. The Company submits that the weighting of acquisition transaction multiples is attributed to the possibility that, given the number of uncertainties and risks related to the offering process, the Company might be the subject of an acquisition rather than a completed initial public offering. In the Q1 2006 Report, the valuation specialist noted that companies similar to Visicu sometimes file a prospectus but are unable to complete an initial public offering, and that as a result, the Q1 2006 Report appropriately gives consideration to the Company’s valuation in an acquisition scenario.
Second, the Company notes that in applying the market approach, the Company’s valuation specialist used both the current year and the projected results and weighted them accordingly depending on the date of the appraisal and the associated risk with the projections. In contrast, the Company’s underwriters used only the Company’s projected results. The Company notes that the use of only projected results yields a higher valuation because the projected results reflect a

Mr. Chauncey Martin
February 7, 2006

significant increase in performance (with the associated inherent risk of execution). Given the risk inherent in the Company’s projected results, the valuation specialist relied on both the actual and the projected results and weighted them accordingly. The Company notes that in the Q1 2006 Report (see pages 23-24), the valuation specialist assigned a 33% weighting to the 2005 actual results and a 67% rating to the 2006 projected results. This weighting considered that the 2005 results were complete and the risks inherent in the reliability of projected results.
Third, the Company notes that in applying the market approach, the Company’s valuation specialist applied market multiples to three metrics — revenue, net income and free cash flows — and weighted them according to risk. Please see page 24 of the Q1 2006 Report. In contrast, the Company’s underwriters primarily relied upon the projected free cash flows. The Company notes that the free cash flow metric results in the highest valuation, and that the weighting of the three valuations based on each metric results in a lower valuation than the free cash flow only approach used by the underwriters. In the Q1 2006 Report, the valuation specialist assigned a 20% weighting to the free cash flow metric, and an 80% weighting to the combined revenue and net income metrics to arrive at a market approach valuation. The Company submits that the weighting of the free cash flow metric reflects the limited use of free cash flow multiples in valuing businesses and the risks in the Company’s business plan execution. In addition, the Company notes that the Q1 2006 Report compares the market approach valuation as determined above and compares it to the mid-point of the Company’s anticipated offering range, and weights these two figures at 50% each to arrive at a final valuation using the market approach. Please see pages 25-26 of the Q1 2006 Report regarding the weighing of differing metrics.
Lastly, the Company notes that the valuation specialist applied two discount factors to the market approach valuation to arrive at the estimated fair value of the Company’s common stock. The first factor is a discount for the lack of marketability of the stock which was reduced depending on the proximity of the anticipated public offering. In the Q1 2006 Report, this discount is 25%. The second factor is a discount for the Cerner litigation that the Company submits was reduced as it gained a better understanding of the impact of the litigation on its business operations and for the proximity of the anticipated public offering. In the Q1 2006 Report, the litigation discount is 5%. Please see page 28 of the Q1 2006 Report regarding these discounts. The underwriters did not apply any discounts for these two items, which in combination are double the 15% IPO discount that the underwriters applied to their valuation model.
The Company submits that, as a result of the above, the valuation specialist’s contemporaneous valuation performed in the Q1 2006 Report results in a lower estimate of the Company’s stock’s fair value as compared to the mid-point of the underwriters’ anticipated offering price range.
The Company submits that because there are inherent uncertainties in making estimates about forecasts of future operating results and identifying comparable companies and transactions that may be indicative of the fair value of the Company’s securities, the estimates of the fair value of its common stock at each option grant date are reasonable under the circumstances. In addition, the Company notes that it has included in its disclosure the intrinsic value of its outstanding options. The Company advises that, based on an assumed initial public offering price of $12.00 per share, the intrinsic value of the outstanding options at December 31, 2005 was $49.8 million,

Mr. Chauncey Martin
February 7, 2006

with $32.7 million attributable to vested options and $17.1 million attributable to unvested options.
12.	Staff Comment: Provide us a summary of the options or shares you have granted subsequent to September 15, 2005 through the date of your response. Include the number of options or shares granted, the exercise price and the fair value of the underlying common stock.
Company Response: The Company has granted the following options subsequent to September 15, 2005:

	Number
	of Option	Exercise	Fair Value of
Date of Grant	Shares	Price	Common Stock
October 27, 20005	107,400	$2.82	$3.00

November 28, 2005	50,000	$2.82	$3.00

January 26, 2006	431,100	$5.67	$5.67

The October and November stock option grants will be included in the footnotes to the year-end 2005 financial statements that will be submitted in a subsequent filing. In its year-end 2005 financial statements, the Company recorded stock-based compensation expense to the extent that the exercise prices of the stock options that the Company granted in October and November 2005 were less than the fair market value of the Company’s common stock during the same time periods as determined by the valuation specialist.
13.	Staff Comment: The last paragraph under the heading stock-based compensation on page 34 indicates that you intend to adopt the provisions of Statement 123(R) using the modified prospective method. Revise to clarify that this adoption alternative only applies to, the awards issued after November 29, 2005 and that you will apply the prospective method for awards issued prior to November 29, 2005 (awards disclosed using the minimum value method). See your disclosure regarding SFAS 123(R) on page F-11.
Company Response: The Company has enclosed as an attachment hereto a draft of the updated Stock-Based Compensation disclosure that the Company expects to include in subsequent amendment to its Registration Statement, as well as a redline against the text of the Stock-Based Compensation disclosure set forth in Amendment No. 1. The last paragraph of the revised disclosure reflects the clarifications requested by the Staff in Comment No. 13.
*      *      *      *      *

Mr. Chauncey Martin
February 7, 2006

     The Company appreciates that Staff’s attention to the foregoing responses. The Company is available to discuss any questions and comments that the Staff may have regarding the matters discussed above. Please contact me at (617) 406-6054 to discuss.
Sincerely,
/s/ Paul M. McDermott
Paul M. McDermott
Attachment A

cc:	Mr. Brad Skinner
Daniel Lee, Esq.

Attachment A	Visicu, Inc. DRAFT 02/07/2006
Revised “Stock-Based Compensation” disclosure expected
to be filed by subsequent amendment
Stock-Based Compensation
     We account for our employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, we record compensation expense for options issued to employees in fixed amounts and with fixed exercise prices only to the extent that the exercise prices are less than the fair market value at the date of the grant. We have generally granted our stock options with an exercise price essentially equal to the estimated fair value of our common stock on the date of grant. We make disclosure regarding employee stock-based compensation using the minimum value method in accordance with Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123 and related interpretations. For more information regarding our accounting for stock option grants, see Note 1 to our financial statements, “Stock Options Granted to Employees,’’ and Note 5, “Stock Options.’’
     We granted to our employees options to purchase common stock at exercise prices equal to the value of the underlying stock at the date of each grant, as determined by our board of directors at that time. Our board determined these values principally based upon internal valuation estimates as well as arms-length transactions involving our preferred stock. Prior to July 1, 2005, we did not obtain contemporaneous valuations by an unrelated valuation specialist because our board of directors, which includes several of the investors in our preferred stock financings, determined that it had the relevant expertise to reasonably estimate the fair value of our common stock. These estimates were based on several factors, including the fair value of preferred stock we issued through 2002 with superior rights and preferences to our common stock, current market conditions and our financial performance.
     In connection with the preparation of our 2004 audited financial statements, we concluded that because of significant improvement in our operating results, as indicated by growth in the number of our customers, revenue backlog and cash flow from operations, we were no longer considered an early stage business. Accordingly, the valuation of our common stock was more complex and required independent appraisals. As a result, we engaged an independent valuation specialist, Hooke Associates, LLC in August 2005 to prepare retrospective valuations of our common stock for all options granted from January 1, 2004 through June 30, 2005 for the purpose of accounting for employee stock-based compensation. In addition, in connection with the preparation of our audited 2005 financial statements, we engaged Hooke Associates, LLC to perform contemporaneous valuations for stock options on a quarterly basis for periods commencing after June 30, 2005.
     In reassessing the fair value of the shares of common stock underlying the equity awards granted in 2004 and 2005, our valuation specialist considered a combination of the market and transaction approaches that it believed were consistent with the practices recommended by the American Institute of Certified Public Accountants in its practice aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used by our valuation specialist involve a significant degree of complexity and judgment. These assumptions included:
•	our actual operating performance;

•	our projected operating performance;

•	significant events in our history;

•	issuances of our preferred stock, including the prices and superior rights and preferences to our common stock at the time of issuance;

•	risk, including litigation surrounding our patents, and the non-liquid nature of our common stock; and

•	trends and comparable valuations in the broad market for privately-held and publicly-traded technology and healthcare companies, and the likelihood of a liquidity event, such as an initial public offering.

     For the retrospective valuations, we reassessed the value of the shares of common stock underlying the awards granted since January 1, 2004 by grouping them into four categories based on chronology: awards granted from January 2004 through June 2004; awards granted from July 2004 through December 2004; awards granted from January 2005 through March 2005; and awards granted from March 2005 through June 2005.
     From January 2004 through June 2004, we were in an early adoption phase with respect to our products and services and a high degree of uncertainty existed as to whether we could achieve our business goals. The valuation specialist valued our common stock during this period using two methods. Applying a transaction method, the valuation specialist analyzed changes in relevant venture capital indexes compared to the purchase price of our series C preferred stock that we issued in June 2002. Applying a market approach, the valuation specialist analyzed guideline company valuations, including comparable publicly-traded companies as well as acquisition transactions involving comparable companies and businesses. Our valuation specialist applied equal weight to both of these methods, which resulted in an estimated fair value of our common stock of $0.40 per share.
     From July 2004 through December 2004, we were still in an early adoption phase. Although we had demonstrated some progress in obtaining new customer contracts, activating more installations and building our revenue backlog, we had a significant operating loss and we were not achieving our revenue or sales forecasts. Accordingly, our valuation specialist also valued our common stock during this period applying both the transaction method, based on an analysis of price changes in relevant venture capital indexes compared to the purchase price of our series C preferred stock, and the market approach, based on an analysis of guideline company valuations. Our valuation specialist applied a 40% discount rate to the market approach valuation to reflect the lack of marketability of our stock as a private company. Our valuation specialist applied equal weight to both of these methods, which resulted in an estimated fair value of our common stock of $0.78 per share.
     From January 2005 through March 2005, we were no longer in the early adoption phase and had met key development milestones related to obtaining new customer contracts, activations of more installations, growth in revenue backlog and financial performance. Accordingly, our valuation specialist valued our common stock during this period applying the market approach based on an analysis of guideline company valuations with adjustments for our common stock’s lack of marketability and the Cerner litigation. Our valuation specialist applied a 40% discount rate to the market approach valuation to reflect the lack of marketability of our stock as a private company. Our valuation specialist applied an additional 30% discount to the market approach valuation to reflect the potential impact of the litigation. The market approach applying these adjustments resulted in an estimated fair value of our common stock of $1.10 per share.
     From April 2005 through June 2005, our valuation specialist valued our common stock applying the market approach based on an analysis of guideline company valuations with adjustments for our common stock’s lack of marketability and the continuance of the litigation. Our valuation specialist applied a 40% discount rate to the market approach valuation to reflect the lack of marketability of our stock as a private company. Our valuation specialist applied an additional 15% discount to the market approach valuation to reflect the potential impact of the litigation. Our valuation specialist reduced the size of the discount attributable to the litigation compared to the prior period based on our better understanding of the impact of the litigation on our business operations. The market approach applying these adjustments resulted in an estimated fair value of our common stock of $1.90 per share.
     Our valuation specialist’s retrospective valuations of our common stock in 2004 and the first six months of 2005 differed by insignificant amounts from the exercise prices set by our board of directors for options to purchase our common stock granted during those periods. We recorded stock-based compensation expense to the extent that the exercise prices of options to purchase our common stock that were granted during these time periods were less than the fair market value of our common stock during the same time periods as determined by our valuation specialist.
     In August 2005, the valuation specialist contemporaneously valued our common stock in connection with options we granted commencing in the third quarter of 2005. The valuation specialist determined that the estimated fair value of our common stock on July 1, 2005 was $2.01 per share. The increase in value between the retrospective valuation dates and the contemporaneous valuation conducted in the third quarter of 2005 is principally related to improvements in our operating results and increases in guideline company valuations.
     In October 2005, the valuation specialist contemporaneously valued our common stock in connection with options we granted commencing in the fourth quarter of 2005. The valuation specialist determined that the estimated fair value of our common stock on October 3, 2005 was $3.00 per share. The increase in value from the third quarter appraisal was principally related to continued improvements in our operating results, increases in guideline company valuations and a reduced discount rate attributable to the lack of marketability of our stock as a private company of 30% based on our progress toward preparing for the initial public offering of our common stock.
     In January 2006, the valuation specialist contemporaneously valued our common stock in connection with options we granted commencing in the first quarter of 2006. The valuation specialist determined that the estimated fair value of our common stock on January 9, 2006 was $5.67 per share. The increase in value from the fourth quarter appraisal was principally related to an increased weighting placed on 2006 projected results as we completed 2005 and entered into 2006, an increase in 2005 actual and 2006 projected free cash flow due to continued improvements in our operating results, the inclusion of a new valuation factor based on our anticipated price range in the public offering, the reduction of our discount rate attributable to the lack of marketability of our stock as a private company to 25%, and the reduction of the discount attributable to the litigation to 5%. The discount rates were reduced based on our progress toward preparing for the initial public offering of our common stock.
     Our valuation specialist’s contemporaneous valuations of our common stock in the third and fourth quarters of 2005 differed by insignificant amounts from the exercise prices set by our board of directors for options to purchase our common stock granted during those quarters. We recorded stock-based compensation expense to the extent that the exercise prices of the options to purchase our common stock that were granted during these time periods were less than the fair market value of our common stock during the same time periods as determined by our valuation specialist.
     There are inherent uncertainties in making estimates about forecasts of future operating results and identifying comparable companies and transactions that may be indicative of the fair value of our securities. We believe that the estimates of the fair value of our common stock at each option grant date are reasonable under the circumstances. Based on an assumed initial public offering price of $12.00 per share, the intrinsic value of our outstanding options at December 31, 2005 was $49.8 million, with $32.7 million attributable to vested options and $17.1 million attributable to unvested options. We have also granted nonqualified stock options to non-employees who have provided services to us. For these options, we recognize the stock-based expense as the options vest based on an estimate of their fair value as of the date of each balance sheet using the Black-Scholes option pricing model, which requires us to make several key judgments including:
•	the estimated value of the common stock;

•	the expected life of issued stock options;

•	the expected volatility of our stock price; and

•	the expected dividend yield to be realized over the life of the stock option.
     We prepare these estimates based upon our historical experience, the stock price volatility of comparable publicly-traded companies and our best estimation of future conditions.
     In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of SFAS No. 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We intend to adopt the provisions of Statement 123(R) on January 1, 2006, using the modified prospective method which will be applied to the awards issued after November 29, 2005, the date that the Company filed a registration statement to publicly sell its equity securities. Unvested stock-based awards issued prior to November 29, 2005 will be accounted for after the date of adoption using the intrinsic value method originally applied to those awards. The adoption of Statement 123(R)’s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. We cannot predict the impact to us of adoption of Statement 123(R) at this time because it will depend significantly on the levels of share-based payments granted in the future.